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SABRE BTS EMPLOYEE Q&A

    1.  Why did we acquire Sabre BTS's primary competitor?
        Clearly, there has been a great deal of competition between Sabre BTS and GetThere in the online B2B travel channel, and both companies have been very successful. By combining the two, Sabre will establish itself as the clear market leader. But what's important is that we stay focused on the real competition. Our major competition has always been the traditional method of booking travel - the telephone. Both companies felt that as a combined entity we would be more successful in challenging the current models that are prevalent in the market.

    2.  Has Sabre's B2B strategy changed?
        Sabre remains strongly committed to pursuing the online B2B travel channel. This is an example of doubling down on our strengths in electronic travel marketing and distribution. In fact, this acquisition is the boldest strategic move Sabre has ever made in this area, and greatly validates Sabre's focus on leading in the corporate marketplace.

    [employee matters redacted]

    12. What will happen to our strategic partners, such as Event
    Source and Passkey?
        Sabre will continue its relationship with both of these partners. As you may know, GetThere recently acquired a small firm called AllMeetings Corporation. As part of the transition plan, we will work through the longer-term strategy for these relationships.

    13. How are our customers and partners being informed of the acquisition?
        Our customers and partners will receive letters today with information regarding the acquisition. In addition, our senior management and sales/customer service teams will follow up with key customers by phone this week.

    14. What should we be saying to our customers?
        This is ultimately very good news for our customers. Right now, we should be assuring them that it's business as usual at Sabre BTS and that our primary goal is still providing them with products and services they've come to expect from Sabre BTS. Upon the actual closing of the transaction, we will be providing them a very detailed plan regarding any changes to the products or services.

    15. Should we continue pursuing pending sales?
        Yes, as aggressively as ever. If anything, this should be a period of heightened competition between Sabre BTS and GetThere.

    16. When will we receive information about products, services, pricing, etc.?
        Until the transaction is actually closed, there will be no

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        exchange of information or planning of product offerings, etc.

    17. Will there be any changes to our operations before the deal closes? Should I be doing anything differently?
        Operations will continue as before until the acquisition is approved.

    18. Will we continue to use the Sabre data center in Tulsa to host the systems?
        Hosting locations will be reviewed based on business requirements and existing contractual obligations during the integration process.

    19. What should I say if someone from the media asks me about the acquisition?
        All media inquiries should be directed to Corporate
        Communications at 817.967.0001 or 817.967.1859.

    20. Where do I go for ongoing information about the acquisition?
        An information web site has been created on the Source - you can access it from the Sabre BTS team's web site at btsteam.sabre.com. All current information on the transaction will be posted to this site, and you may submit any question you have to this site.